Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of the

Securities Exchange Act of 1934

May 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 31, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 31, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

AEGON accelerates product improvements for unit-linked insurance policies in the Netherlands

AEGON brings forward the measures related to the agreement announced on July 13, 2009 and reduces future costs for its customers with unit-linked insurance policies. With these measures, AEGON commits to the ‘best of class’ principles of the Dutch Ministry of Finance. These principles are the result of an industry-wide review by the Ministry of the various agreements reached between individual insurance companies and customer interest groups in relation to unit-linked insurance policies. The Ministry has made a strong appeal to all industry participants to apply its principles.

AEGON had previously made substantial product improvements to the unit-linked insurance policies which its Dutch business sold before January 1, 2008. AEGON’s approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, AEGON will now settle compensation immediately by making direct additions to policy values before year-end 2012. As a result of this acceleration of previously announced measures, AEGON will take a one-off charge of EUR 265 million before tax that will be recognized in the second quarter of 2012.

In addition, AEGON will reduce future policy costs beginning in 2013 onward for the large majority of its unit-linked portfolio. This will impact underlying earnings before tax over the remaining duration of the policies by approximately EUR 125 million on aggregate. The quarterly impact in 2013 is expected to be EUR 7 million before tax, to be mitigated by the cost savings program in the Netherlands.

Marco Keim, member of AEGON’s Management Board, stated: “It is our ambition to rebuild the trust that is so essential to AEGON and the success of our business. We are committed to further developing and providing simpler, more transparent products and services that meet the needs and expectations of our customers. We believe that adopting the principles as identified by the Ministry of Finance is the best solution in the interest of policyholders as well as AEGON’s other stakeholders.”

About AEGON			Contact information Media Relations: Greg Tucker + 31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations: Willem van den Berg + 31 (0) 70 344 8305 ir@aegon.com

As an international life insurance, pensions and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have nearly 47 million customers across the globe.

Key figures – EUR	Q1 2012	Full year 2011
Underlying earnings before tax	425 million	1.5 billion
New life sales	445 million	1.8 billion
Gross deposits	11.0 billion	32 billion
Revenue-generating investments
(end of period)	437 billion	424 billion	www.aegon.com

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also AEGON sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.